Exhibit 99.2

MDA Space Ltd.

Management’s Discussion and Analysis

For the Second Quarters and Six Months Ended

June 30, 2026 and 2025

Table of Contents

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	3

NON-IFRS FINANCIAL MEASURES	4

COMPANY OVERVIEW	6

INDUSTRY OVERVIEW AND TRENDS	7

COMPETITIVE STRENGTHS	7

GROWTH STRATEGIES	7

QUARTERLY HIGHLIGHTS	8

FINANCIAL OVERVIEW	10

RESULTS OF OPERATIONS	13

FINANCIAL CONDITION, LIQUIDITY & CAPITAL RESOURCES	18

FINANCIAL INSTRUMENTS	20

OFF-BALANCE SHEET ARRANGEMENTS	20

TRANSACTIONS BETWEEN RELATED PARTIES	20

SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS	20

RECENT ACCOUNTING PRONOUNCEMENTS	21

SUMMARY OF QUARTERLY RESULTS	21

CONTROLS AND PROCEDURES	22

RISK FACTORS	22

OUTSTANDING SHARE INFORMATION	25

ADDITIONAL INFORMATION	25

GLOSSARY OF TERMS	26

MDA Space Ltd. — Management’s Discussion and Analysis For the Second Quarters and Six Months Ended June 30, 2026 and 2025	M-2

Management’s Discussion and Analysis

The following Management’s Discussion and Analysis (MD&A) provides information management believes is relevant to an assessment and understanding of the consolidated financial condition of MDA Space Ltd. (the “Company”, “we”, “MDA Space” or “MDA”) as at June 30, 2026 and its consolidated operating results for the six months ended June 30, 2026 and 2025. The MD&A should be read in conjunction with the cautionary statement regarding forward-looking information below, as well as the audited consolidated financial statements of the Company for the years ended December 31, 2025 and 2024 (2025 Audited Financial Statements) filed on SEDAR+ at www.sedarplus.ca. All dollar amounts are expressed in Canadian Dollars (CAD) except where otherwise specified and all numbers are in millions, unless otherwise specified or for per share amounts or ratios. References to “Q2 2026” or “this quarter” are to the fiscal quarter ended June 30, 2026 and references to “Q2 2025” are to the fiscal quarter ended June 30, 2025. The MD&A is current to August 7, 2026, unless otherwise noted.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws. Such forward-looking information includes, but is not limited to, information with respect to the Company’s objectives and strategies to achieve these objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates, intentions and views of future events. Discussions containing forward-looking information may be found, among other places, under the headings “Industry Trends”, “Outlook”, “Growth Strategies” and “Financial Overview” in this MD&A. In some cases, forward-looking information can be identified by words or phrases such as “forecast”, “target”, “goal”, “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict”, or “likely”, or the negative of these terms, or other similar expressions intended to identify forward- looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward- looking information are not historical facts. The Company has based the forward-looking information on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs.

Statements containing forward-looking information are based on certain assumptions and analyses made by the Company in light of management’s experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. These assumptions include, among others, our ability to maintain and expand the scope of our business; our ability to execute on our growth strategies; assumptions relating to government support and funding levels for space programs and missions; continued and accelerated growth in the global space economy; the impact of competition; our ability to retain key personnel; our ability to obtain and maintain existing financing on acceptable terms; changes and trends in our industry or the global economy; currency exchange and interest rates; and changes in laws, rules, regulations.

Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect and there can be no assurance that actual results will be consistent with the forward-looking information. Given these risks, uncertainties and assumptions, readers should not place undue reliance on the forward-looking information. Whether actual results, performance, or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors. For additional information with respect to certain of these risks or factors, reference should be made to those described in this MD&A and to the 2025 Audited Financial Statements, together with those described and listed under the heading “Risk Factors” in the Company’s Annual Information Form (AIF) available on SEDAR+ at www.sedarplus.ca, which factors should not be considered exhaustive.

If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking information provide incorrect, actual results might vary materially from those anticipated in the forward-looking information. Although the Company bases the forward-looking information on assumptions that it believes are reasonable when made, the Company cautions investors that statements containing forward-looking information are not guarantees of future performance and that its actual results of operations, financial condition and liquidity and the development of the industry in which it operates may differ materially from those made in or suggested by the forward-looking information contained in this MD&A. In addition, even if the Company’s results of operations, financial condition and liquidity and the development of the industry in which it operates are consistent with the forward-looking information contained in this MD&A, those results or developments may not be indicative of results or developments in subsequent periods.

MDA Space Ltd. — Management’s Discussion and Analysis For the Second Quarters and Six Months Ended June 30, 2026 and 2025	M-3

Given these risks and uncertainties, investors are cautioned not to place undue reliance on the forward-looking information. Any forward-looking information that is made in this MD&A speaks only as of the date of such statement, and the Company undertakes no obligation to update any forward-looking information or to publicly announce the results of any revisions to any of those statements to reflect future events or developments, except as required by applicable securities laws. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

NON-IFRS FINANCIAL MEASURES

This MD&A refers to certain non-IFRS measures. These measures are not recognized measures under IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS), do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, the measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS measures, including earnings before interest, taxes, depreciation and amortization (EBITDA), Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Earnings per Share (adjusted EPS), Order Bookings, Net Debt (Cash) and Free Cash Flow to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors, and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures used by management and other users of our financial statements including our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses to assess the impact of potential strategic investing or financing opportunities. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is used by financial institutions to measure borrowing capacity.

We define EBITDA as net income (loss) before: i) depreciation and amortization expenses, ii) provision for (recovery of) income taxes, and iii) finance costs. Adjusted EBITDA is calculated by adding to and deducting from EBITDA, as applicable, certain expenses, costs, charges or benefits incurred which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including i) unrealized foreign exchange gain or loss, ii) unrealized gain or loss on financial instruments, iii) share-based compensation expenses, iv) share of profit or loss of equity-accounted investees, and v) other items that may arise from time to time. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business.

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. We use Adjusted EBITDA margin to facilitate a comparison of the operating performance on a consistent basis reflecting factors and trends affecting our business.

For a reconciliation of Adjusted EBITDA to the most directly comparable measure calculated in accordance with IFRS see the section entitled “Reconciliation of Non-IFRS Measures”.

Adjusted Net Income and Adjusted Earnings per Share

Adjusted Net Income and Adjusted Earnings per Share (Adjusted EPS) are supplemental measures used by management and other users of our financial statements to assess the financial performance of our business adding to and deducting from net income, as applicable, certain expenses, costs, charges or benefits incurred which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including i) amortization of intangible assets related to business combinations, ii) unrealized foreign exchange gain or loss, iii) unrealized gain or loss on financial instruments, iv) share-based compensation expenses, v) share of profit or loss of equity-accounted investees, and vi) other items that may arise from time to time.

MDA Space Ltd. — Management’s Discussion and Analysis For the Second Quarters and Six Months Ended June 30, 2026 and 2025	M-4

For a reconciliation of Adjusted Net Income to the most directly comparable measure calculated in accordance with IFRS see the section entitled “Results of Operations”.

Adjusted Earnings per Share represents Adjusted Net Income divided by the weighted average number of shares outstanding.

Order Bookings

Order Bookings is the dollar sum of contract values of firm customer contracts. Order Bookings is indicative of firm future revenues; however, it does not provide a guarantee of future net income and provides no information about the timing of future revenue.

Net Debt (Cash)

Net Debt (Cash) is the total carrying amount of long-term debt including current portions, as presented in the Q2 2026 Financial Statements, less cash and excluding any lease liabilities. Net Debt (Cash) is a liquidity metric used to determine how well the Company can pay its debt obligations if they were due immediately.

Free Cash Flow

Free Cash Flow is a supplemental measure used by management and other users of our financial statements to monitor the availability of discretionary cash generated, and available to the Company to repay debt, make strategic investments, and meet other payment obligations. We define Free Cash Flow as operating cash flows less net capital expenditures.

MDA Space Ltd. — Management’s Discussion and Analysis For the Second Quarters and Six Months Ended June 30, 2026 and 2025	M-5

COMPANY OVERVIEW

We are a trusted mission partner for the world’s most advanced space programs, delivering a suite of dual-use technology and services to civil, commercial, defence and national security customers. Our deep engineering expertise, broad portfolio of space system capabilities, and end-to-end mission experience make us the partner of choice for government and private-sector clients. We leverage these capabilities to enable next-generation space-based communications that empower our hyper-connected world; to build and operate critical space infrastructure for exploration, scientific research and on-orbit servicing; and to develop, operate and deliver data and analytic services from both Earth and space observation satellites and ground infrastructure. In an era where industries, technologies, people, and places are impacted every day by space technology, our mission is to build the space between proven and possible and to provide the space economy with our trusted flight-tested, and human-rated solutions.

We have three business areas: Satellite Systems, Robotics & Space Operations, and Geointelligence. Our diversified portfolio of solutions positions our customers to achieve mission success. We are differentiated by factors including:

•	our long track record of mission success and innovation in space spanning over 55 years and more than 450 successful space missions;

•	our global reach, with operations and significant customer base in Canada and the United States and expanding customer base in the United Kingdom, and other markets;

•	our profitable operations, strong liquidity and disciplined capital structure that enables pursuit of market growth opportunities;

•	the breadth of our customer relationships, with a diversified civil government, defence and commercial customer base;

•	our experienced team of over 4,000 colleagues, comprised of experienced space engineers, scientists, technicians, business and space industry leaders, which includes approximately 2,000 engineers;

•	our extensive portfolio of intellectual property and technologies including over 60 trademarks and over 700 patents which underpin our development capabilities and products, systems and services;

•	consistent investment in research and development (R&D) and innovation, ranking us in the top 35 corporate R&D investors in Canada; and

•	some of the most advanced equipment and facilities in the industry.

In Satellite Systems, we partner on or prime space communication missions across low Earth orbit (LEO), medium Earth orbit (MEO), and geosynchronous equatorial orbit (GEO), in addition to providing a range of satellite subsystems and communication systems for human rated spacecraft. These missions span a growing number of applications including broadband access, direct-to-device satellite communication, and Internet of Things (IoT) connectivity across the full communication frequency spectrum. In addition, we also develop and build Earth observation (EO) satellites. In Robotics & Space Operations, we partner on space infrastructure missions to facilitate the exploration and development of space. We provide autonomous robotics and rover solutions along with proximity operation sensors that are used to operate in orbit and on the surface of the Moon and Mars, as well as operational services to plan, support and operate these missions remotely. In Geointelligence, we operate EO and space observation missions, as well as provide key products in the areas of EO synthetic aperture radar (SAR) data and services, EO ground stations and multi-sensor fusion-based analytics products and services. All of these activities serve a wide range of use cases, including in the areas of national security, maritime surveillance, and climate change monitoring. Also within Geointelligence, our capabilities include non-space defence applications focusing on C4ISR (Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance) solutions. A more in-depth description of our individual business areas can be found in the Company’s most recent AIF, which is available on SEDAR+ at www.sedarplus.ca.

Our established position as a trusted mission partner can be traced to our investment in our people as well as our broad suite of technology and full lifecycle services. We work collaboratively with our customers in the early engineering phases of product and program development and provide services throughout a mission’s life, including engineering, manufacturing, integration, mission operation, and ongoing maintenance services, enabling valuable customer intimacy that drives repeat revenue opportunities.

Our market position allows us to serve a broad range of customers, including governments and space agencies, commercial space companies and defence and aerospace prime contractors in the space industry. Our long and proven track record enables us to compete successfully for major space projects globally and to continue to grow our customer base beyond Canada. As an independent supplier of space technology products, we are also able to pursue a larger set of opportunities with U.S. prime contractors, which we believe can meaningfully enhance our revenue potential from U.S. government space programs.

MDA Space Ltd. — Management’s Discussion and Analysis For the Second Quarters and Six Months Ended June 30, 2026 and 2025	M-6

INDUSTRY OVERVIEW AND TRENDS

All over the world, governments, defence agencies and corporations are finding new and valuable ways of using the capabilities of space to make the world a safer, healthier and more connected place. The benefits of space-based solutions are expected to grow significantly in the coming years, driven by continuous government and commercial investment in the increasing capabilities enabled by a burgeoning space economy. The space economy reached US$6261 billion in 2025 and is projected to surpass US$1.82 trillion by 2035. This growth is driven by a confluence of factors, including significant commercial and government investment, private sector innovation, and a profound transformation in the global economic and geopolitical landscape. As the world becomes increasingly interconnected and reliant on data-driven technologies, the strategic importance of space is intensifying.

Key trends that are impacting the space industry include:

•	Lower costs and new technologies are driving the commercialization of space;

•	Space is enabling global connectivity;

•	Space is critical to national defence and security;

•	Robotics and on-orbit infrastructure is critical to the expanding Earth to Moon economy and future of space;

•	Earth observation is critical to improving global sustainability and economic productivity; and

•	Space exploration is becoming interplanetary.

COMPETITIVE STRENGTHS

While the markets we serve are competitive, we believe that we are well positioned to provide differentiated solutions to customers, driven by the following competitive strengths:

•	A trusted mission partner with a track record of execution;

•	Specific expertise and technological resources tailored for the new space economy;

•	Agility and scale position us to serve customers of all levels of size and experience;

•	Deep team with a winning culture; and

•	Entrepreneurial go-to-market strategy.

GROWTH STRATEGIES

With established industry leadership in diverse space markets, we are currently executing on specific strategies that will allow us to capitalize on the multiple waves of growth in the expanding space market. The primary pillars of our strategy include:

•	Investing in next generation space technology and services;

•	Expanding our presence in attractive markets and geographies;

•	Scaling and expanding operations, skills and talent;

•	Leveraging strategic mergers, acquisitions and partnerships to complement organic growth; and

•	Incumbent position as Canada’s national defence and space champion and a trusted supplier to partners and allies globally.

1 Source: Global Space Economy Reaches $626 Billion, Marking a New Phase of Growth, Spacenews, January 29, 2026

2 Source: World Economic Forum: The $1.8 Trillion Opportunity for Global Economic Growth, April 8, 2024

MDA Space Ltd. — Management’s Discussion and Analysis For the Second Quarters and Six Months Ended June 30, 2026 and 2025	M-7

QUARTERLY HIGHLIGHTS

•	Backlog of $4.0 billion at quarter-end provides revenue visibility for 2026 and beyond and compares to $4.6 billion as of Q2 2025. This is an increase of $310 million compared to Q1 2026 driven by strong bookings in the quarter that exceeded conversion of backlog into revenue.

•	Revenues of $498.6 million in Q2 2026 were up 33.6% year-over-year driven by higher volumes across all business areas in the quarter.

•	Adjusted EBITDA of $96.3 million in Q2 2026 increased 26.2% year-over-year driven by higher volumes of work. Adjusted EBITDA margin of 19.3% in Q2 2026 is consistent with the Company’s full year margin guidance of 18%-20%.

•	Net income of $27.9 million in Q2 2026 was up 2.6% year-over-year. Diluted earnings per share was $0.20 in Q2 2026, a decrease of 9.5% year-over-year driven primarily by the increase in the average number of common shares outstanding following the Company’s initial public offering on the New York Stock Exchange in March 2026.

•	Adjusted net income in Q2 2026 was $51.8 million increasing 12.9% year-over-year driven by the higher gross profit, partially offset by investments in SG&A and R&D. Adjusted diluted earnings per share of $0.36 in Q2 2026 decreased 1.5% year-over-year as the higher adjusted net income was offset by higher average shares outstanding largely due to the abovementioned IPO in the US.

•	Operating cash flow of $(93.4) million in Q2 2026 compared with $52.8 million in Q2 2025. The year-over-year decrease in operating cash flow was primarily due to normal program working capital fluctuations on major contracts.

•	Free cash flow of $(150.2) million in Q2 2026 compared to $16.2 million in Q2 2025. The year-over-year decrease was driven by reduced operating cash flow as a result of the aforementioned lower working capital contributions as well as higher capital expenditures.

•	Net cash position of $152.8 million at the end of Q2 2026 compares to a net debt position of $120.0 million as of December 31, 2025. The improved net cash position was largely driven by net proceeds received through the initial public offering in the United States, which was completed in March 2026.

•	In the second quarter, notable activities included the following:

◦	Announced MDA MIDNIGHT™, a space control platform for defence organizations to defend and protect the space domain. MDA MIDNIGHT™ is a maneuverable spacecraft designed to address emerging customer requirements and leverages recent advancements and investments in the Company’s diverse product suite, including MDA SKYMAKER™ commercial robotics and MDA AURORA™ satellite bus platform.

◦	The Company finalized nine early customer contracts for MDA CHORUS™ data, its next-generation Earth observation constellation. In addition, the Company received 32 letters of interest from customers across Asia-Pacific, Latin America, Europe, North America and the Middle East.

◦	Inaugurated the Company’s new high-volume satellite manufacturing facility in Montréal. The 185,000- square-foot expansion was completed in under two years. One of the world's largest and most advanced satellite manufacturing facilities in its class, the new facility doubled the Company's manufacturing floor space, providing MDA Space the capacity and capability to meet the growing global demand for advanced satellite constellations.

◦	BAE Systems, Inc. selected MDA Space as part of the U.S. Space Systems Command MEO EPOCH 2 Constellation program. A key component of the U.S. multi-orbit missile defence architecture, Epoch 2 is focused on warning and tracking of advanced ballistic and hypersonic weapons. MDA Space will design and build antennas and antenna control electronics for the MEO Resilient Missile Warning & Tracking satellites to be produced by BAE Systems.

◦	The United States Air Force renewed its long-term contract with 49North for Global Procedure Designer services, including operations support, help desk services, and software sustainment through a new Indefinite Delivery/Indefinite Quantity (IDIQ) agreement. The IDIQ contract has a ceiling value of up to US$43 million through June 2031, with an initial fiscal 2026 funding obligation of approximately US$4.7 million.

MDA Space Ltd. — Management’s Discussion and Analysis For the Second Quarters and Six Months Ended June 30, 2026 and 2025	M-8

◦	The Company signed a definitive agreement to acquire 100% of the membership interests of Blue Canyon Technologies LLC in an all-cash transaction for a purchase price and enterprise value of US$620 million (approximately C$874 million), subject to purchase price adjustments. Blue Canyon Technologies is a spacecraft and satellite component manufacturer and mission services provider. Once completed, the transaction is expected to provide MDA Space with a strategic business and manufacturing footprint to capitalize on growing demand in the US government market for defence space missions.

◦	The Company announced a contract awarded by the Canadian Space Agency to supply an advanced, synthetic aperture radar satellite that will operate with the RADARSAT Constellation Mission (RCM) satellites. In addition to the space segment, the contract provides for launch and the enhancement of the satellite ground control, security and data management systems. This followed an initial contract awarded in December 2025 to procure and deliver long lead parts and is a follow-on order to RCM, which was built and launched by MDA Space in 2019.

◦	The Company was selected by Mitsubishi Electric Corporation to design and manufacture the digital payload, antennas and various subsystems for the next-generation defence communications satellite program ordered by the Japan Ministry of Defense. This satellite program will replace DSN-2, also known as Kirameki-2, in geostationary orbit. The MDA Space team in the UK will support the core technology for the advanced, anti-jamming, resilient multi-beam payload with digital beamforming that can be dynamically reconfigured in orbit. The MDA Space facility in Montréal will manufacture and test the advanced antenna solutions, including the analog repeater before shipping to Japan, where the assembly, integration and testing will be performed by Mitsubishi Electric.

•	Subsequent to quarter-end, notable activities include the following:

◦	Entered into a firm and irrevocable offer to acquire a majority interest in Collecte Localisation Satellites (CLS), a global leading provider of AI-driven Earth observation value-added services and satellite IoT solutions, where MDA Space would acquire an approximately 70% interest in CLS from the shareholders of CLS’s parent company, for approximately €567 million (C$920 million) in cash (subject to adjustments). The Centre national d'études spatiales (“CNES”), the French space agency, would retain an approximately 30% interest in CLS. Once completed, the transaction is expected to seamlessly complement existing and next generation MDA Space investments in Earth and space observation assets, ground stations and associated data and analytics with core monitoring and forecasting applications.

◦	The company announced an agreement with a syndicate of underwriters pursuant to which the underwriters agreed to purchase common shares of MDA Space on a bought deal basis at a price of US$35.60 (the “Offering Price”) per MDA Space common share (each a “Common Share”). The size of the offering was subsequently upsized such that the total number of Common Shares issued was 23,000,000 (the “Issued Shares”). The aggregate gross proceeds paid to the Company as a result of the offering are approximately US$819 million (approximately C$1,159). Pursuant to the terms of the offering, the underwriters were granted an over-allotment option to purchase up to an additional 15% of Issued Shares at the Offering Price, exercisable in whole or in part at any time up to 30 days following the closing of the offering. MDA Space intends to use the net proceeds of the Offering to fund a portion of the purchase price of its acquisition of CLS.

◦	The Company announced an agreement with a syndicate of underwriters pursuant to which the underwriters agreed to purchase $600 million aggregate principal amount of 6.50% senior unsecured notes due August 5, 2033 (the "Notes"). The offering of the Notes closed on August 5, 2026. The Notes were issued at a price of $1,000 per $1,000 principal amount of Notes and constitute senior unsecured obligations of the Company. MDA Space intends to use the net proceeds from the offering of the Notes to fund a portion of the purchase price for the acquisition of Blue Canyon Technologies LLC that was entered into on June 18, 2026.

MDA Space Ltd. — Management’s Discussion and Analysis For the Second Quarters and Six Months Ended June 30, 2026 and 2025	M-9

◦	The company announced that it will be supplying Telesat LEO ULC, a division of Telesat Corporation, with additional MDA AURORATM next-generation broadband satellites, coinciding with the operator’s announcement that it is expanding the Telesat Lightspeed low Earth orbit constellation. For MDA Space, this represents an increase of 27 satellites to the previously announced 198 satellites being manufactured for the Telesat Lightspeed LEO constellation. As a result, MDA Space has increased the total value of the contract by $474 million, which includes the new satellites, the addition of 500 MHz of military Ka-band to Lightspeed satellites currently being built, replacing the same amount of commercial Ka-band spectrum, and other long-lead items.

◦	The Canadian Space Agency announced it intends to repurpose Canadarm3 investments to support the next phase of lunar exploration as part of the Artemis Program. Building on technologies and expertise gained through the Canadarm3 project, the CSA will continue to collaborate with the Company to adapt work underway to support a wide range of complex lunar operations.

FINANCIAL OVERVIEW

KEY INDICATORS SUMMARY

	Second Quarters Ended June 30,		Six months ended June 30,
(in millions of Canadian dollars, except per share data)	2026	2025	2026	2025
Revenues	$498.6	$373.3	$962.7	$724.3
Gross profit	125.9	94.8	241.1	174.5
Gross margin	25.3%	25.4%	25.0%	24.1%
Adjusted EBITDA	96.3	76.3	186.9	144.9
Adjusted EBITDA Margin	19.3%	20.4%	19.4%	20.0%
Adjusted Net Income	51.8	45.9	102.5	84.4
Adjusted Diluted EPS	$0.36	$0.36	$0.74	$0.66

Note: Adjusted EBITDA, Adjusted EBITDA margin, adjusted Net Income and Adjusted Diluted EPS are non-IFRS measures (discussed in the Non-IFRS Measures section)

			As at
(in millions of Canadian dollars, except for ratios)	June 30, 2026		December 31, 2025
Backlog	$4,003.0		$4,012.9
Net debt to TTM Adjusted EBITDA ratio	(0.4	)x	0.4	x

MDA Space Ltd. — Management’s Discussion and Analysis For the Second Quarters and Six Months Ended June 30, 2026 and 2025	M-10

REVENUES BY BUSINESS AREA

	Second Quarters Ended June 30,		Six months ended June 30,
(in millions of Canadian dollars)	2026	2025	2026	2025
Satellite systems	$336.1	$232.6	$649.2	$454.6
Robotics and space operations	99.5	88.0	191.1	165.3
Geointelligence	63.0	52.7	122.4	104.4
Consolidated revenues	$498.6	$373.3	$962.7	$724.3

Revenues

Consolidated revenues for the second quarter of 2026 were $498.6 million, representing an increase of $125.3 million (or 33.6%) from the second quarter of 2025. The year-over-year increase in revenues was driven by higher volumes of work performed across all business areas in the quarter.

By business area, revenues in Satellite Systems for the second quarter of 2026 were $336.1 million, which represents an increase of $103.5 million (or 44.5%) from the same period in 2025 driven primarily by the increase in volume of work on the Telesat Lightspeed program. Revenues in Robotics & Space Operations for the second quarter of 2026 were $99.5 million, which represents an increase of $11.5 million (or 13.1%) from the same period in 2025 driven by the increase in volume of work on the Canadarm3 program. Revenues in Geointelligence for the second quarter of 2026 were $63.0 million, which represents an increase of $10.3 million (or 19.5%) from the same period in 2025 driven by higher volume of work on new programs.

Consolidated revenues for the six months ended June 30, 2026 were $962.7 million, representing an increase of $238.4 million (or 32.9%) from the same period in 2025. The year-over-year increase in revenues was driven by higher volumes of work performed across all business areas in the quarter.

By business area, revenues in Satellite Systems for the six months ended June 30, 2026 were $649.2 million, which represents an increase of $194.6 million (or 42.8%) from the same period in 2025 driven primarily by the increase in volume of work on the Telesat Lightspeed program. Revenues in Robotics & Space Operations for the six months ended June 30, 2026 were $191.1 million, which represents an increase of $25.8 million (or 15.6%) from the same period in 2025 driven by the increase in volume of work on the Canadarm3 program. Revenues in Geointelligence for the six months ended June 30, 2026 were $122.4 million, which represents an increase of $18.0 million (or 17.2%) from the same period in 2025 driven by higher volume of work on new programs.

Gross Profit and Gross Margin

Gross profit reflects our revenues less cost of revenues. Q2 2026 gross profit of $125.9 million represents a $31.1 million (or 32.8%) increase over Q2 2025 driven by higher volumes of work performed across all business areas. Gross margin in Q2 2026 is 25.3%, consistent with gross margin of 25.4% in Q2 2025.

For the six months ended June 30, 2026, gross profit of $241.1 million represents a $66.6 million (or 38.2%) increase over 2025 levels driven by higher volumes of work across all business areas. Gross margin for the six months ended June 30, 2026 was 25.0% and compares to a gross margin of 24.1% for the six months ended June 30, 2025.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA for the second quarter of 2026 was $96.3 million compared with $76.3 million for the second quarter of 2025, representing an increase of $20.0 million (or 26.2%) year-over-year driven by higher work volumes as we continue to convert our backlog. Adjusted EBITDA margin was 19.3% in the second quarter of 2026 compared to 20.4% adjusted EBITDA margin reported in the second quarter of 2025 and is in line with the Company’s full year margin guidance.

Adjusted EBITDA for the six months ended June 30, 2026 was $186.9 million compared with $144.9 million for the same period in 2025, representing an increase of $42.0 million (or 29.0%) year-over-year driven by higher work volumes as we continue to convert our backlog. Adjusted EBITDA margin was 19.4% for the six months ended June 30, 2026 compared to 20.0% in 2025 and is in line with the Company’s full year margin guidance.

MDA Space Ltd. — Management’s Discussion and Analysis For the Second Quarters and Six Months Ended June 30, 2026 and 2025	M-11

Adjusted Net Income

Adjusted net income for the second quarter of 2026 was $51.8 million compared with $45.9 million for the second quarter of 2025, representing an increase of $5.9 million (or 12.9%) year-over-year primarily driven by higher gross profit partially offset by investments in SG&A and R&D.

Adjusted net income for the six months ended June 30, 2026 was $102.5 million compared with $84.4 million for the same period in 2025, representing a increase of $18.1 million (or 21.4%) year-over-year largely due to higher gross profit partially offset by investments in SG&A and R&D.

Backlog

Backlog is comprised of our remaining performance obligations which represents the transaction price of firm orders less inception to date revenue recognized and excludes unexercised contract options and indefinite delivery or indefinite quantity contracts. Backlog as at June 30, 2026 was $4,003.0 million, a decrease of $564.9 million from the backlog at June 30, 2025. The decrease was driven by continued conversion of our backlog into revenue, partially offset by net bookings. Our net bookings in Q2 2026 includes the impact from a reduction in scope of work related to the River-class Destroyer (CSC) program. The following table shows the build up of backlog for the three and six months ended June 30, 2026 as compared with the same period in 2025.

	Second Quarters Ended June 30,		Six months ended June 30,
(in millions of Canadian dollars)	2026	2025	2026	2025
Opening Backlog	$3,692.7	$4,838.4	$4,012.9	$4,385.5
Less: Revenue recognized	(498.6)	(373.3)	(962.7)	(724.3)
Add: Order Bookings	808.9	102.8	952.8	906.7
Ending Backlog	4,003.0	4,567.9	4,003.0	4,567.9

MDA Space Ltd. — Management’s Discussion and Analysis For the Second Quarters and Six Months Ended June 30, 2026 and 2025	M-12

RESULTS OF OPERATIONS

	Second Quarters Ended June 30,		Six months ended June 30,
(in millions of Canadian dollars, except per share data)	2026	2025	2026	2025
Revenues	$498.6	$373.3	$962.7	$724.3
Materials, labour and subcontractors costs	(355.7)	(264.6)	(689.6)	(522.2)
Depreciation and amortization of assets	(17.0)	(13.9)	(32.0)	(27.6)
Gross profit	125.9	94.8	241.1	174.5

Operating expenses:
Selling, general and administration	(45.1)	(29.8)	(75.3)	(53.2)
Research and development, net	(13.0)	(6.0)	(21.6)	(11.5)
Amortization of intangible assets	(30.6)	(11.7)	(61.1)	(23.3)
Share-based compensation	(6.6)	(3.7)	(12.4)	(7.6)
Operating income	30.6	43.6	70.7	78.9
Other income (expense)	12.7	(8.4)	20.7	4.8
Finance income	3.0	3.5	4.0	5.2
Finance costs	(4.6)	(2.9)	(11.0)	(7.8)
Share of loss of equity-accounted investee	(0.1)	—	(1.6)	—
Income before income taxes	41.6	35.8	82.8	81.1
Income tax expense	(13.7)	(8.6)	(25.3)	(21.0)
Net income	27.9	27.2	57.5	60.1
Basic earnings per share	$0.20	$0.22	$0.43	$0.49
Diluted earnings per share	0.20	0.21	0.42	0.47

Revenues

Consolidated revenues for the second quarter of 2026 were $498.6 million, representing an increase of $125.3 million (or 33.6%) compared with the second quarter of 2025. For the six months ended June 30, 2026, consolidated revenues were $962.7 million, which were $238.4 million (or 32.9%) higher than the same period in 2025. Please refer to ‘Financial Overview’ for a detailed discussion of revenue drivers for the three months and six months ended June 30, 2026.

Materials, labour and subcontractors costs

Materials, labour and subcontractor costs for the second quarter of 2026 were $355.7 million, representing a $91.1 million (or 34.4%) increase compared to the same quarter of 2025. The increase is due to higher volume of work performed as we execute on our backlog.

Materials, labour and subcontractor costs for the six months ended June 30, 2026 were $689.6 million, representing an increase of $167.4 million (or 32.1%) over the six months ended June 30, 2025. The increase reflects higher volume of work performed during this period as we execute on our backlog.

Depreciation and amortization of assets

Included in this line item are the depreciation and amortization costs of those assets directly used to support our revenues. These assets are depreciated and amortized on a straight-line basis over their useful lives. Second quarter costs of $17.0 million represents an increase of $3.1 million (or 22.3%) compared with the second quarter of 2025. The year-over-year increase is due to the depreciation and amortization of new assets placed into service.

MDA Space Ltd. — Management’s Discussion and Analysis For the Second Quarters and Six Months Ended June 30, 2026 and 2025	M-13

Depreciation and amortization costs for the six months ended June 30, 2026 were $32.0 million, representing an increase of $4.4 million (or 15.9%) over the same period in 2025. The year-over-year increase is primarily due to the depreciation and amortization of new assets placed into service.

Selling, general and administration (SG&A)

SG&A expenses include administrative support functions, as well as business development and bids and proposals costs. In addition, audit fees, public company expenses, recruitment, consulting fees and costs related to M&A or other corporate projects costs are included in this line item. SG&A expenses for the second quarter of 2026 were $45.1 million, representing an increase of $15.3 million (or 51.3%) over the same quarter in 2025. The increase in SG&A expenses in Q2 2026 mainly reflects an expansion of our SG&A functions, the addition of SG&A costs attributable to the acquisition of SatixFy Communications Ltd. in Q3 2025 and the aforementioned M&A related costs incurred in the quarter.

SG&A expenses for the six months ended June 30, 2026 were $75.3 million, representing an increase of $22.1 million (or 41.5%) over the same period in 2025. The increase in SG&A expenses in 2026 reflects an expansion of our SG&A functions, the addition of SG&A costs attributable to the acquisition of SatixFy Communications Ltd. in Q3 2025 and the aforementioned M&A related costs incurred in the period. For the six months ended June 30, 2026, SG&A expenses were 7.8% of revenues compared to 7.3% for the same period in 2025.

Research and development (R&D)

R&D expenses are comprised of costs incurred on R&D activities that are expensed to the statement of comprehensive income in the period, offset by funding received on certain R&D programs. The Company expenses research costs as they are incurred. Development costs are expensed when they do not meet the asset capitalization criteria (e.g. when technical feasibility and/or a market has not yet been established), or the costs are not directly attributable to developing the asset.

Net R&D expense for the second quarter of 2026 was $13.0 million, representing an increase of $7.0 million (or 116.7%) from the same quarter in 2025 primarily driven by incremental R&D activities in our Satellite Systems segment, including the increase in expenses related to chip development.

For the six months ended June 30, 2026, net R&D expense of $21.6 million represents a $10.1 million (or 87.8%) increase over the same period in 2025. The increase in R&D expense is primarily due to incremental R&D activities in Satellite Systems, including the increase in expense related to chip development.

Amortization of intangible assets

This line item includes the straight-line amortization of intangible assets recognized from business acquisitions. Intangible assets are comprised of contractual backlog, customer relationships, proprietary technologies, software and the MDA trademark. These intangible assets are amortized over their useful lives, ranging from 2 to 20 years. The amount expensed in the second quarter of 2026 was $30.6 million, representing an increase of $18.9 million (or 161.5%) compared with the second quarter of 2025. The year-over-year increase is attributable to the acquisition of SatixFy Communications Ltd., with associated intangibles being amortized over 2 to 5 years.

For the six months ended June 30, 2026, the amortization expense of $61.1 million represents a $37.8 million (or 162.2%) increase compared with the same period in 2025. The year-over-year increase is attributable to the acquisition of SatixFy Communications Ltd., with associated intangibles being amortized over 2 to 5 years.

Share-based compensation

In April 2021, the Company established an Omnibus Long-term Incentive Plan (Omnibus Plan). The Omnibus Plan is a share-based plan, under which the Company can issue stock options, deferred share units (DSUs), restricted share units (RSUs), and performance share units (PSUs) to directors and employees.

Further, in the second quarter of 2024, the Company established an employee share purchase plan (ESPP). The ESPP is a cash-settled share-based payment plan whereby employees of the Company can acquire common shares through regular payroll deductions. The Company-matched employee contributions, up to a maximum of five thousand dollars per annum, are restricted to a one year holding period.

MDA Space Ltd. — Management’s Discussion and Analysis For the Second Quarters and Six Months Ended June 30, 2026 and 2025	M-14

Share-based compensation expense represents the vesting of the Company’s share-based awards on a graded basis over the awards’ respective vesting periods.

Share-based compensation expense for the second quarter of 2026 was $6.6 million, which represents an increase of $2.9 million (or 78.4%) over the second quarter of 2025. This increase is mainly due to an increase in RSUs and PSUs compensation expense.

Share-based compensation expense for the six months ended June 30, 2026 was $12.4 million, which represents an increase of $4.8 million (or 63.2%) over the same period in 2025. This increase is mainly due to to an increase in RSUs and PSUs compensation expense.

Other income

Other income includes amounts related to foreign exchange gains (losses), gains (losses) on financial instruments, and other financial adjustments not related to our core business practices.

During the second quarter of 2026, other income was $12.7 million, comprising mainly of $9.4 million of foreign exchange gain and $3.3 million gain on financial instruments. The foreign exchange gain is mainly due to the depreciation of Canadian dollar compared to the US dollar in Q2 2026. The gain on financial instruments is due to a change in fair value of foreign exchange forward contracts and the change in fair value of an embedded derivative. During the second quarter of 2025, other expense was $8.4 million, comprising mainly of $11.0 million in foreign exchange loss, offset by a $2.6 million unrealized gain on financial instruments.

During the six months ended June 30, 2026, other income was $20.7 million, comprising of $17.8 million of foreign exchange gain, $2.9 million unrealized gain on financial instruments. The foreign exchange gain is mainly due to the depreciation of Canadian dollar compared to the US dollar in the period. The gain on financial instruments is due to a change in fair value of foreign exchange forward contracts, a gain on disposal of the investment in equity securities and the change in fair value of an embedded derivative. During the six months ended June 30, 2025, other income was $4.8 million, comprising of $2.1 million of foreign exchange gain, and $2.7 million of unrealized gain on financial instruments.

Finance income

Finance income represents the interest income earned on deposits, tax interest income and interest income on assets of defined benefit pension plans.

Finance income for the second quarter of 2026 was $3.0 million compared to $3.5 million for the second quarter of 2025, mainly reflecting the impact of the change in forward points in embedded derivatives within revenue and purchase contracts.

Finance income for the six months ended June 30, 2026 was $4.0 million, compared to $5.2 million for the six months ended June 30, 2025, reflecting mainly lower cash balances and the change in forward points in embedded derivatives within revenue and purchase contracts.

Finance costs

The Company’s finance costs may include interest expense, interest on lease liabilities, net interest accrual on interest rate swaps, borrowing fees, and gains or losses on modifications of debt facilities, net of capitalized interest expense on certain qualifying capital assets under internal development.

Finance costs for the second quarter of 2026 were $4.6 million, net of $4.4 million of capitalized interest expense. Finance costs for the second quarter of 2025 were $2.9 million. The year-over-year increase of $1.7 million is driven primarily by interest on the senior unsecured notes issued in Q4 2025, partially offset by an increase in capitalized interest cost.

Finance costs for the six months ended June 30, 2026 was $11.0 million, net of $7.8 million of capitalized interest expense. Finance costs for the six months ended June 30, 2025 was $7.8 million. The year-over-year increase of $3.2 million is due to higher interest on the senior unsecured notes issued in Q4 2025 partially offset by an increase in capitalized interest costs.

MDA Space Ltd. — Management’s Discussion and Analysis For the Second Quarters and Six Months Ended June 30, 2026 and 2025	M-15

Share of loss of equity-accounted investee

The Company recognized the total comprehensive loss proportionate to the Company’s ownership of $0.1 million and $1.6 million for the three and six months ended June 30, 2026, respectively, on an equity-accounted investee purchased in Q4 2025.

Income tax expense

Income tax expense represents current and deferred taxes. For the second quarter of 2026, the Company recognized an income tax expense of $13.7 million on income before income taxes of $41.6 million representing an effective tax rate of 32.9%. For the second quarter of 2025, income tax expense was $8.6 million recorded on income before income taxes of $35.8 million, representing an effective tax rate of 24.0%. The higher effective tax rate for the second quarter of 2026 compared to the second quarter of 2025 was mainly due to tax rate differences and unrecognized tax assets.

For the six months ended June 30, 2026, the Company recognized an income tax expense of $25.3 million on income before income taxes of $82.8 million and representing an effective tax rate of 30.5%. For the six months ended June 30, 2025, income tax expense was $21.0 million recorded on income before income taxes of $81.1 million, representing an effective tax rate of 25.9%. The higher effective tax rate for six months ended June 30 2026 was mainly due to tax rate differences and unrecognized tax assets.

Net income

Net income for the second quarter of 2026 was $27.9 million compared to $27.2 million of net income reported in the second quarter of 2025. The year-over-year increase of $0.7 million (or 2.6%) in Q2 2026 was driven primarily by higher gross margin and other income offset partially by investments in SG&A and R&D and the increase in amortization of intangible expenses related to the SatixFy Communications Ltd. acquisition in Q3 2025.

Net income for the six months ended June 30, 2026 was $57.5 million compared to $60.1 million reported in the six months ended June 30, 2025. The year-over-year decrease of $2.6 million (or 4.3%) was driven primarily by investments in SG&A and R&D, the increase in amortization of intangible expenses related to the SatixFy Communications Ltd. acquisition in Q3 2025 offset mostly by higher gross margin and other income.

MDA Space Ltd. — Management’s Discussion and Analysis For the Second Quarters and Six Months Ended June 30, 2026 and 2025	M-16

RECONCILIATION OF NON-IFRS MEASURES

The following tables provide a reconciliation of net income to EBITDA, adjusted EBITDA, and adjusted net income:

	Second Quarters Ended June 30,		Six months ended June 30,
(in millions of Canadian dollars)	2026	2025	2026	2025
Net income	$27.9	$27.2	$57.5	$60.1
Depreciation and amortization of assets	17.8	13.9	33.5	27.6
Amortization of intangible assets related to business combination	30.6	11.7	61.1	23.3
Income tax expense	13.7	8.6	25.3	21.0
Finance income	(3.0)	(3.5)	(4.0)	(5.2)
Finance costs	4.6	2.9	11.0	7.8
EBITDA	91.6	60.8	184.4	134.6
Unrealized foreign exchange gain (loss)	(9.3)	8.0	(19.0)	(3.4)
Gain on financial instruments	(3.3)	(2.6)	(2.9)	(2.7)
Loss on buy-out of pension liability	—	—	0.3	—
Acquisition, integration and reorganization costs	12.3	7.6	13.3	11.1
Equity-settled share-based compensation	4.9	2.5	9.2	5.3
Share of loss of equity-accounted investee	0.1	—	1.6	—
Adjusted EBITDA	$96.3	$76.3	$186.9	$144.9

	Second Quarters Ended June 30,		Six months ended June 30,
(in millions of Canadian dollars except for adjusted earnings per share)	2026	2025	2026	2025
Net income	$27.9	$27.2	$57.5	$60.1
Amortization of intangible assets related to business combination	30.6	11.7	61.1	23.3
Acquisition, integration and reorganization costs	12.3	7.6	13.3	11.1
Loss on buy-out of pension liability	—	—	0.3	—
Gain on financial instruments	(3.3)	(2.6)	(2.9)	(2.7)
Unrealized foreign exchange gain	(9.3)	8.0	(19.0)	(3.4)
Embedded derivative effects	0.2	(1.7)	1.2	(0.6)
Equity-settled share-based compensation	4.9	2.5	9.2	5.3
Share of loss of equity-accounted investee	0.1	—	1.6	—
Income taxes related to the above items (1)	(11.6)	(6.8)	(19.8)	(8.7)
Adjusted net income	51.8	45.9	102.5	84.4
Weighted average number of shares outstanding - diluted	142,521,230	128,062,208	137,957,874	127,728,558
Adjusted earnings per share - diluted	$0.36	$0.36	$0.74	$0.66

(1) Adjusted effective tax rate applied starting 2026 to reflect the Company’s actual tax burden and provide a comprehensive view of underlying profitability, consistent with the tax expense reflected Statement of Comprehensive Income, versus the statutory income tax rate applied previously.

MDA Space Ltd. — Management’s Discussion and Analysis For the Second Quarters and Six Months Ended June 30, 2026 and 2025	M-17

FINANCIAL CONDITION, LIQUIDITY & CAPITAL RESOURCES

Financial Condition

Total assets of the Company as at June 30, 2026 were $3,766.9 million, representing a $409.4 million increase from $3,357.5 million as at December 31, 2025. The increase in asset balances is primarily driven by the increase in our cash balance in the period as a result of completing our public offering of common shares in Q1 2026 and an increase in trade and unbilled receivables.

Total liabilities as at June 30, 2026 of $1,876.3 million decreased by $126.2 compared with $2,002.5 million as at December 31, 2025 primarily driven by the decrease in our contract liabilities as we execute on our contracts and the decrease in our long-term debt, offset partially by increased accounts payable and accrued liabilities.

The following table represents our working capital position as at June 30, 2026 and December 31, 2025:

		As at
(in millions of Canadian dollars)	June 30, 2026	December 31, 2025
Non-cash current assets	$529.1	$459.8
Current liabilities	1,234.9	1,319.1
Net Working Capital	$(705.8)	$(859.3)

Our Net Working Capital increased by $153.5 million from December 31, 2025 to June 30, 2026. This increase is largely due to the decrease in contract liabilities and employee related liabilities, an increase in trade receivables, unbilled receivables and inventory, offset partially by an increase in accounts payable and accrued liabilities at June 30, 2026 relative to December 31, 2025.

Management monitors net working capital levels on a continuous basis, to ensure the Company has sufficient liquidity to fund its short-term usages of cash necessary in the normal course of operations.

Cash Flows

The Company’s consolidated cash flows are summarized in the table below.

	Second Quarters Ended June 30,		Six months ended June 30,
(in millions of Canadian dollars)	2026	2025	2026	2025
Cash, beginning of period	$544.0	$376.3	$152.0	$166.7
Total cash provided by (used in):
Operating activities	(93.4)	52.8	(32.5)	319.8
Investing activities	(56.8)	(39.4)	(135.9)	(100.9)
Financing activities	(3.9)	275.4	407.5	281.7
Net foreign exchange difference	7.9	0.8	4.0	(1.4)
Net (decrease) increase in cash	(146.2)	289.6	243.1	499.2
Adjustment on adoption of IFRS 9 amendments on January 1, 2026	—	—	2.7	—
Cash, end of period	$397.8	$665.9	$397.8	$665.9

For the second quarter of 2026, the net decrease in cash was $146.2 million compared to an increase of $289.6 million for Q2 2025. Operating activities in the latest quarter consumed cash of $93.4 million compared to cash generation of $52.8 million in Q2 2025. The year-over-year decrease in operating cash flow is primarily driven by lower working capital contributions in the period due to normal working capital fluctuations. Cash used in investing activities was $56.8 million in Q2 2026 related to capital expenditures net of government grants. In Q2 2025, cash used in investing activities was $39.4 million, comprised of $36.6 million related to capital expenditures, net of government grants, and payments of $2.8 million related to the acquisition of SatixFy Space Systems UK Ltd. Cash outflows from financing activities in the latest quarter were $3.9 million which mainly reflects payments on our lease liabilities and transaction costs related to loans and borrowings offset by proceeds from stock options exercised. In Q2 2025, cash inflows from financing activities were $275.4 million primarily driven by borrowings made on our senior revolving credit facility to complete the SatixFy Communications Ltd. acquisition.

MDA Space Ltd. — Management’s Discussion and Analysis For the Second Quarters and Six Months Ended June 30, 2026 and 2025	M-18

For the six months ended June 30, 2026, the net increase in cash was $243.1 million compared to a net increase of $499.2 million for the six months ended June 30, 2025. Operating activities during the six months ended June 30, 2026 used $32.5 million of cash compared to $319.8 million of cash generation for the same period in 2025. The lower operating cash flow in six months ended June 30, 2026 was driven primarily by the normal working capital fluctuations, in contrast to the working capital contributions in six months ended June 30, 2025 related to the Globalstar next generation LEO constellation and Telesat Lightspeed constellation programs. Cash used in investing activities was $135.9 million for the six months ended June 30, 2026 and was mainly comprised of $145.3 million related to capital expenditures, net of government grants, offset by a $9.4 million inflow related to the sale of equity securities. For the six months ended June 30, 2025, cash used in investing activities was $100.9 million and was mainly comprised of $98.3 million related to capital expenditures, net of government grants and payments of $2.8 million related to the acquisition of Satixfy Space Systems UK Ltd. Cash flows from financing activities in the six months ended June 30, 2026 were an inflow of $407.5 million, which reflects net proceeds from our issuance of common shares partially offset by net repayments made to our senior revolving credit facility, compared to an inflow of $281.7 million in the six months ended June 30, 2025, which mainly reflects borrowings on our senior revolving credit facility to complete the SatixFy Communications Ltd. acquisition.

Capital Management

The Company defines its capital as the aggregate of long-term debt and shareholder’s equity. The Company’s primary capital management objectives are to provide an appropriate return to shareholders, safeguard working capital over the annual operating cycle, provide financial resources to grow operations to meet long-term customer demand, and comply with financial covenants under credit facilities.

The Company’s strategy to manage its capital structure is to utilize its borrowing arrangements to obtain operating credit facilities in support of its working capital and planned capital expenditures. When needed, the Company also has access to capital markets to raise equity financing and debt financing. At June 30, 2026, the Company’s outstanding debt stood at $245.0 million, compared to $272.0 at December 31, 2025.

As at June 30, 2026, the Company’s net debt (cash) was $(152.8) million representing a net debt to adjusted trailing twelve month (TTM) EBITDA ratio of (0.4)x, compared with 0.4x as at December 31, 2025.

			As at
(in millions of Canadian dollars, except for ratios)	June 30, 2026		December 31, 2025
Long-term debt	$245.0		$272.0
Less: Cash	(397.8)		(152.0)
Net Debt (Cash)	(152.8)		120.0
TTM Adjusted EBITDA	$365.9		$323.9
Net Debt (Cash) to TTM Adjusted EBITDA	(0.4	)x	0.4	x

note: Net Debt (Cash) and Adjusted EBITDA are non-IFRS measures (discussed in the Non-IFRS Measures section)

As at June 30, 2026, the Company had total liquidity of $1,097.2 million, which includes cash of $397.8 million, and $699.4 million of available liquidity under its revolving credit facility, net of outstanding letters of credit. The Company continually assesses the adequacy of its capital structure and capacity and makes adjustments within the context of the Company’s strategy, economic conditions, and the risk characteristics of the business. The Company has ample liquidity to fund working capital requirements of its operations, capital expenditures, debt service costs, and general corporate costs.

As at June 30, 2026, the Company was in compliance with the financial covenants under the Company’s credit facilities.

Equity was $1,890.6 million as at June 30, 2026, compared with $1,355.0 million as at December 31, 2025. The increase was mainly due to the completion of our public offering of common shares in the period.

As at June 30, 2026, the Company had commitments of $56.6 million (December 31, 2025 – $95.6 million) related to purchases of property, plant and equipment, and intangible assets.

MDA Space Ltd. — Management’s Discussion and Analysis For the Second Quarters and Six Months Ended June 30, 2026 and 2025	M-19

FINANCIAL INSTRUMENTS

The Company’s financial assets include cash, trade and other receivables, investments in equity securities, and derivative assets. Financial liabilities include accounts payable and accrued liabilities, long-term debt, and derivative liabilities.

The Company's activities expose its financial instruments to a variety of risks: interest rate risk, liquidity risk, foreign exchange risk, and credit risk. Risk management is carried out by the Company by identifying and evaluating the financial risks inherent within its operations. The Company's overall risk management activities seek to minimize potential adverse effects on the Company's financial performance.

Descriptions of financial instrument risks along with how they are managed are disclosed in the Company’s MD&A for the year ended December 31, 2025 as well as in note 22 of the 2025 Audited Financial Statements. There were no significant changes to financial instrument risks in the second quarter of 2026.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has off-balance sheet arrangements in the form of standby letters of credit used mainly in connection with obligations relating to performance and payment guarantees of customer contracts. As at June 30, 2026, the aggregate gross potential liability related to the Company’s letters of credit was approximately $0.6 million (December 31, 2025 – $0.7 million).

As at June 30, 2026 and December 31, 2025, the Company had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TRANSACTIONS BETWEEN RELATED PARTIES

The Company’s related parties are its key management personnel. Key management personnel have authority and responsibility for overseeing, planning, directing, and controlling its activities and consist of the members of the board and the senior members of the management team. For the second quarter and six months ended June 30, 2026, the nature and extent of related party transactions were not materially different from those disclosed in note 30 of the 2025 Audited Financial Statements.

SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS

The Company’s Q2 and six months ended on June 30, 2026 Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting, using accounting policies consistent with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). The same accounting policies and methods of computation as those used in the preparation of the 2025 Audited Financial Statements were followed in the preparation of the Q2 and six months ended on June 30, 2026 Financial Statements.

A summary of the Company’s material accounting policies is disclosed in note 3 of the 2025 Audited Financial Statements.

Critical accounting estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires management to make estimates and judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

MDA Space Ltd. — Management’s Discussion and Analysis For the Second Quarters and Six Months Ended June 30, 2026 and 2025	M-20

Information about critical judgments in applying accounting policies that have the most material effects on the amounts recognized in the consolidated financial statements is disclosed in note 2 & 3(m) of the 2025 Audited Financial Statements.

RECENT ACCOUNTING PRONOUNCEMENTS

Amendments of IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

IASB has amended IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to clarify the timing in the recognition and derecognition of financial assets and the settlement of financial liabilities. These amendments change the timing of recognition or derecognition of financial assets or liabilities from the payment initiation date to the settlement date. Any derecognition of liability earlier than the settlement date would be subject to certain criteria being met, and only applicable to financial liabilities settled using an electronic payment system. These amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted. The application of these amendments resulted in a $2.7 increase in cash and increase in accounts payable and accrued liabilities at January 1, 2026 on the interim condensed consolidated statement of financial position.

Forthcoming Issuance of IFRS 18 Presentation and Disclosure in Financial Statements replacing IAS 1, Presentation of Financial Statements

IFRS 18 aims to achieve comparability of the financial performance of similar entities and will impact the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. Management is currently assessing the impact of adopting IFRS 18.

SUMMARY OF QUARTERLY RESULTS

The following table provides select unaudited quarterly financial results for the eight most recently completed quarters.

(in millions of Canadian	2026		2025				2024
dollars, except per share data)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Backlog	$4,003.0	$3,692.7	$4,012.9	$4,392.8	$4,567.9	$4,838.4	$4,385.5	$4,578.1
Revenues	498.6	464.1	499.1	409.8	373.3	351.0	346.6	282.4
Gross profit	125.9	115.2	127.1	108.1	94.8	79.7	81.9	75.7
EBITDA	91.6	92.8	81.7	85.9	60.8	73.8	66.9	64.0
Adjusted EBITDA	96.3	90.6	96.2	82.8	76.3	68.6	70.9	55.5
Net income	27.9	29.6	24.0	24.4	27.2	32.9	25.1	29.5
Earnings per share
Basic	0.20	0.23	0.19	0.19	0.22	0.27	0.21	0.25
Diluted	0.20	0.22	0.18	0.19	0.21	0.26	0.20	0.24
Adjusted net income	51.8	50.7	57.0	45.3	45.9	38.4	38.9	32.1
Adjusted earnings per share
Basic	$0.37	$0.39	$0.45	$0.36	$0.37	$0.31	$0.32	$0.27
Diluted	0.36	0.38	0.44	0.35	0.36	0.30	0.31	0.26

note: See the Non-IFRS Financial Measures section for our discussion of non-IFRS measures used.

The Company’s operations historically have not experienced seasonality. The Company’s revenues, gross profit, EBITDA, adjusted EBITDA, net income and adjusted net income period over period are affected by the stages of work on its programs and timing of backlog execution.

MDA Space Ltd. — Management’s Discussion and Analysis For the Second Quarters and Six Months Ended June 30, 2026 and 2025	M-21

CONTROLS AND PROCEDURES

The Company’s CEO and CFO are responsible for establishing and maintaining Disclosure Controls and Procedures (DC&P) and have caused them to be designed under their supervision to provide reasonable assurance that information required to be disclosed by the Company in annual filings, interim filings or other reports filed or submitted under applicable securities legislation is recorded, processed, summarized and reported within the time periods specified in such securities legislation. DC&P are designed to ensure that information required to be disclosed is accumulated and communicated to the CEO and CFO to allow timely decisions regarding required disclosure.

At June 30, 2026, the CEO and CFO, have limited the scope of their design and operation of the Company’s DC&P to exclude controls, policies and procedures of SatixFy Communications Ltd. This company was acquired on July 2nd, 2025, for total purchase consideration of $448.3 million. The scope of limitation is primarily based on the time required to assess the acquired business’s DC&P and control over financial reporting in a manner consistent with the Company’s other operations. Further details related to the summary of financial information of this acquisition is disclosed in note 5 of the 2025 Audited Financial Statements. Except for the preceding change, based on investigation and advice of those under their supervision, the CEO and CFO have concluded that the design and operation of the Company’s DC&P were effective and that material information relating to the Company, was made known to them and was recorded, processed, summarized, and reported within the time periods specified under applicable securities legislation.

The Company’s CEO and CFO are also responsible for establishing and maintaining Internal Control over Financial Reporting (ICFR) and have caused ICFR to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our ICFR includes policies and procedures that pertain to the maintenance of records that provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with IFRS. In completing the design, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 version of Internal Control – Integrated Framework.

At June 30, 2026, the CEO and CFO, based on investigation and advice of those under their supervision, have concluded that the design and operation of the Company’s ICFR were effective. The CEO and CFO have also evaluated the Company’s ICFR, or caused it to be evaluated by those under their supervision, and concluded that there were no changes to the Company’s ICFR during the period-ended June 30, 2026 that have materially affected, or reasonably likely to materially affect the Company’s ICFR.

Due to the inherent limitations of DC&P and ICFR, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Accordingly, management does not expect that DC&P and ICFR can prevent or detect all errors or fraud.

RISK FACTORS

We believe our performance and future success depend on a number of factors that present significant opportunities for us. These factors are also subject to a number of inherent risks and special considerations. For additional information with respect to certain of these risks or factors, reference should be made to those described and listed under the heading “Risk Factors” in the Company’s most recent AIF, which has been filed with Canadian securities regulators and is available on SEDAR+ at www.sedarplus.ca. Each of the risk factors set out in the Company’s AIF are incorporated by reference into this MD&A.

Since the filing of the AIF, the Company has announced the proposed acquisitions of Collecte Localisation Satellites (the “CLS Acquisition”) and Blue Canyon Technologies LLC (the “BCT Acquisition”). These transactions introduce additional risks and uncertainties that investors should consider, including the following:

Either or both of the BCT Acquisition and the CLS Acquisition may be delayed or may fail to be completed if the applicable closing conditions are not satisfied on a timely basis or at all.

MDA Space Ltd. — Management’s Discussion and Analysis For the Second Quarters and Six Months Ended June 30, 2026 and 2025	M-22

The closing of the BCT Acquisition is subject to customary closing conditions and required regulatory approvals, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the Committee on Foreign Investment in the United States, as well as requirements under the National Industrial Security Program Operating Manual from the Defense Counterintelligence and Security Agency. The Company intends to consummate each of the BCT Acquisition and the CLS Acquisition promptly following the date on which all such respective conditions are satisfied. However, there can be no assurance that such conditions will be satisfied on schedule or at all. As such, there is no assurance that either of the BCT Acquisition or the CLS Acquisition will be completed or, if completed, will be completed on the terms disclosed in this Offering Memorandum. In addition, a substantial delay in obtaining regulatory approvals or the imposition of unfavourable terms and/or conditions in such approvals could have a material adverse effect on the Company’s ability to complete either of the BCT Acquisition or the CLS Acquisition and on the Company’s, CLS’ or BCT’s business, financial condition or results of operations.

The closing of the CLS Acquisition is subject to the satisfaction or waiver of certain conditions, including the exercise of the put option granted pursuant to the CLS Put Agreement and the receipt of required regulatory clearances. If the required procedural steps are not taken, or other intervening events occur, there can be no assurance that the CLS Acquisition will proceed as expected or at all.

Required regulatory approvals and clearances may delay or prevent completion of the BCT Acquisition and the CLS Acquisition or impose burdensome conditions.

The closing of the BCT Acquisition and the CLS Acquisition is subject to the receipt of certain regulatory approvals and clearances, including the expiration or early termination of any applicable waiting period (including any extensions thereof). There can be no assurance as to which regulatory authorities may seek to review the BCT Acquisition or the CLS Acquisition, including in jurisdictions not contemplated by the applicable purchase agreement. The relevant authorities may decline to give approval or clearance as anticipated or may attach terms and/or conditions to their approval or clearance, which could have a materially adverse effect on the Company’s ability to realize the anticipated benefits of, or complete, the BCT Acquisition or the CLS Acquisition, and/or on BCT’s or CLS’ business, financial condition or results of operations, as applicable. There can be no assurance as to the cost, scope or impact of the actions that may be required to obtain such regulatory approvals and clearances. In respect of the CLS Acquisition, all costs of seeking such approvals and clearances will be paid for by the Company without reimbursement by the sellers. These costs may be substantial. In addition, in the event that regulatory agencies impose unfavourable terms and/or conditions on CLS or C3 Holding, the Company may still be required to complete the CLS Acquisition on the terms set forth in the CLS Purchase Agreement.

The Company may fail to realize the anticipated benefits of the BCT Acquisition and the CLS Acquisition, which could adversely affect its business and financial results.

The Company believes that the BCT Acquisition and the CLS Acquisition will provide certain benefits to the Company and its stakeholders. There is, however, a risk that some or all of the expected benefits may fail to materialize, or may not occur within the time periods anticipated by the Company. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of the Company. If the BCT Acquisition or the CLS Acquisition fails to provide the results that the Company anticipates, the BCT Acquisition or the CLS Acquisition could materially and adversely affect the Company and its financial results.

The Company may be unable to retain customers or employees of CLS or BCT following the BCT Acquisition and the CLS Acquisition and there may be unexpected costs or liabilities related thereto that could adversely affect the Company.

Although the Company conducted what it believed to be a prudent and thorough level of investigation in connection with each of the BCT Acquisition and the CLS Acquisition, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of, or issues concerning, BCT or CLS. Following the BCT Acquisition and the CLS Acquisition, the Company may discover that it has acquired substantial undisclosed liabilities. In certain cases, such matters may not be covered by the representation and warranty insurance or the warranty and indemnity insurance, as applicable, obtained in connection with the BCT Acquisition or the CLS Acquisition, and the Company may have limited or no right to claim indemnification under the applicable purchase agreement for any such events. The Company may also be unable to retain customers or employees of BCT or CLS following completion of the BCT Acquisition and the CLS Acquisition, respectively. The continuing and collaborative efforts of the senior management and employees of BCT and CLS are important to the success of those businesses and would be harmed if the Company were to lose their services.

The integration of BCT and CLS into the Company’s business may be more complex, costly or time-consuming than anticipated, and the Company may not realize the full amount of cost savings, synergies and benefits anticipated from the BCT Acquisition and the CLS Acquisition.

MDA Space Ltd. — Management’s Discussion and Analysis For the Second Quarters and Six Months Ended June 30, 2026 and 2025	M-23

The BCT Acquisition and the CLS Acquisition involve the integration of BCT and CLS into the business of the Company. Following the BCT Acquisition and the CLS Acquisition, the integration of the business operations of BCT and CLS may result in material challenges, including the diversion of management’s attention from ongoing business concerns, the possibility of faulty assumptions underlying expectations regarding the integration process and associated expenses, and any unforeseen expenses or delays. The integration process is also costly. The Company may fail to realize some or all of the anticipated benefits if the integration process takes longer than expected or is more costly than expected. Potential difficulties include: the inability to achieve anticipated synergies; complexities associated with managing the combined entity; challenges creating uniform standards, controls, procedures, policies and information systems; and performance shortfalls as a result of the diversion of management’s attention.

The BCT Acquisition and the CLS Acquisition could adversely affect the business and operations of the Company, BCT and CLS.

In connection with the BCT Acquisition and the CLS Acquisition, certain clients and suppliers of each of the Company, BCT and CLS may delay or defer decisions or choose to cease contracting with the Company, BCT or CLS, which could negatively impact the revenues, earnings, cash flows and expenses of the Company, BCT and CLS, regardless of whether the BCT Acquisition or the CLS Acquisition is completed. The businesses acquired pursuant to the BCT Acquisition and the CLS Acquisition may be parties to agreements that contain change of control and/or termination for convenience provisions which may be triggered in connection with the applicable acquisition (including by material clients and suppliers of BCT or CLS). The operation of these change of control or termination provisions, if triggered, could materially adversely affect the Company’s, BCT’s and CLS’ results of operations and financial condition and their ability to continue to operate their respective businesses as they do now. In addition, the triggering of such provisions could result in unanticipated expenses and/or cash payments following the consummation of the applicable acquisition. Unless these change of control provisions are waived, or the termination provisions are not exercised, the operation of any of these provisions could adversely affect the results of operations and financial condition of the combined entity.

The Company may be required to pay a termination fee if the BCT Purchase Agreement is terminated in certain circumstances.

Under the BCT Purchase Agreement, the Company may be required to pay RTX (or its designated affiliate) a termination fee if the BCT Purchase Agreement is terminated in certain circumstances, including if the BCT Acquisition is not consummated by the applicable end date, and, at the time of such termination, the conditions relating to the receipt of certain regulatory approvals (including under the HSR Act, applicable antitrust laws or CFIUS) have not been satisfied. If the Company is required to pay a termination fee, the Company’s liquidity and financial condition could be adversely affected. In addition, even if the termination fee is not payable, a failure to complete the BCT Acquisition could result in significant costs, management distraction and other adverse consequences to the Company’s business and growth prospects.

We may incur additional debt (in an amount to be determined) to finance the BCT Acquisition or the CLS Acquisition.

In financing the BCT Acquisition or the CLS Acquisition, we may incur additional debt. Such indebtedness may increase our consolidated indebtedness. Such additional indebtedness would increase our interest expense and debt service obligations and may have a negative effect on our results of operations and/or credit ratings. Such increased indebtedness may also make our results more sensitive to increases in interest rates. Our degree of leverage could have other important consequences for purchasers, including: (i) having a negative effect on our ratings; (ii) limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; (iii) limiting our ability to declare dividends on our Common Shares; (iv) being vulnerable in a downturn in general economic conditions; and (v) being unable to make capital expenditures that are important to its growth and strategies.

MDA Space Ltd. — Management’s Discussion and Analysis For the Second Quarters and Six Months Ended June 30, 2026 and 2025	M-24

OUTSTANDING SHARE INFORMATION

The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange, both under the symbol “MDA”. The Company is authorized to issue an unlimited number of common shares. At August 4, 2026, the Company had 162,063,406 common shares outstanding. At June 30, 2026, the details of the outstanding number of units of each type of instruments are as follows:

June 30, 2026
Common shares outstanding	138,848,169

Outstanding instruments convertible into common shares:
Stock options	2,852,910
Restricted share units	859,556
Performance share units	478,583
Deferred share units	211,296

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

MDA Space Ltd. — Management’s Discussion and Analysis For the Second Quarters and Six Months Ended June 30, 2026 and 2025	M-25

GLOSSARY OF TERMS

This glossary defines certain business, industry, technical and legal terms used in this MD&A for the convenience of the reader. It is not a comprehensive list of all defined terms used in this MD&A.

All references to the “Company”, “MDA Space”, “MDA”, “we”, “us” or “our” refer to MDA Space Ltd. together with its subsidiaries or its predecessors, as the context requires.

"Backlog" means the dollar sum of revenue that is expected to be recognized from firm customer contracts and carries the same meaning as remaining performance obligations that is disclosed in note 7 of our 2025 Audited Financial Statements

"EO" means Earth observation

"Free Cash Flow" means operating cash flows less net capital expenditures

"GEO" means geosynchronous orbit

"ICFR" means Internal Control over Financial Reporting

"IFRS" means IFRS Accounting Standards as issued by the International Accounting Standards Board

"IoT" means Internet of Things

"LEO" means low Earth orbit

"MD&A" means Management's Discussion and Analysis

"MDA Space" means MDA Space Ltd., its subsidiaries or its predecessors, as the context requires

"MEO" means medium Earth orbit

"Net Debt" means the sum of the total carrying amount of long-term debt including current portions, as presented on the consolidated statement of financial position, less cash and excluding any lease liabilities

"Omnibus Plan" means the MDA Space omnibus equity incentive plan, pursuant to which MDA Space may grant long- term incentives consisting of stock options, performance share units and/or restricted share units to its executive officers and employees

"Operating Income” means the gross profit less operating expenses

"Order Bookings” means the dollar sum of contract values of firm customer contracts

"R&D" means research and development

"SAR" means Synthetic Aperture Radar

"TTM" means trailing twelve months

MDA Space Ltd. — Management’s Discussion and Analysis For the Second Quarters and Six Months Ended June 30, 2026 and 2025	M-26